UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2011

Commission File Number: 333-06208

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant's Name into English)

8 Maskit Street, Herzliya 46733, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044, 333-133330, 333-148504 and 333-150015) as amended, filed by the Registrant under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by the Registrant under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached hereto as exhibits to this report on Form 6-K and incorporated by reference herein are the Registrant’s immediate report dated October 31, 2011.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD.
(Registrant)

By:	/s/ Yael Peretz
Yael Peretz
VP General Counsel

Dated: October 31, 2011

BluePhoenix to Sell AppBuilder Business to Magic Software

Sale of Business Unit Improves BluePhoenix’s Balance Sheet

Herzelia, Israel, October 31, 2011 –BluePhoenix Solutions (NASDAQ: BPHX), the leading provider of value-driven legacy IT modernization solutions, today announced that it has entered into a definitive agreement for the sale  of its AppBuilder business to Magic Software Enterprise Ltd. for $17 Million.  Magic Software (NASDAQ: MGIC) is a global provider of mobile and cloud-enabled application and business integration platforms.

BluePhoenix estimates the net proceeds from the sale, after deducting deferred revenues and other transaction-related expenses, will be in the range of $14.0 to $14.5 Million.  Of that amount, $2 Million will be held in an indemnification escrow for a period of up to two years.  The sale transaction is expected to be closed in November 2011, subject to the fulfillment of certain conditions defined in the acquisition agreement. BluePhoenix will hire an accounting firm to evaluate the non-cash decrease of its intangible assets as a result of the sale.

Commenting on the sale, Eric Green, Chairman of BluePhoenix, stated:  “This transaction will significantly improve the financial condition of the company, while allowing us to more diligently focus our efforts on core competencies that will provide us the best long term opportunities for growth and enhanced shareholder value.”

“BluePhoenix was built around its world-class, automated software tools for migrating legacy mainframe applications onto modernized platforms written in languages such as Java and C#, and we intend to continue investing in this critical part of our business,” continued Green.  We will soon be announcing an innovative new Cobol-to-Java software product targeted at System Integrators that we believe will further extend our technology leadership in this area.”

About Magic Software

Magic Software Enterprises (NASDAQ: MGIC) is a global provider of mobile and cloud-enabled application and business integration platforms.  Magic’s technology gives its partners and customers the power to leverage existing IT resources, enhance business agility, and focus on core business priorities.  With over 25 years of experience, thousands of customers, and millions of installations worldwide, Magic Software has a presence in more than 50 countries, including 14 regional offices and a global network of business partners, including global IT leaders such as IBM, Microsoft, Oracle, Salesforce.com, and SAP AG.

About BluePhoenix Solutions

BluePhoenix Solutions (NASDAQ: BPHX) is the leading provider of value-driven legacy IT modernization solutions. The BluePhoenix portfolio includes a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration, rehosting, and renewal. Leveraging over 20 years of best-practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped, or wrapped for reuse as services or business processes, to protect and ihncrease the value of their business applications and legacy systems with minimized risk and downtime.

BluePhoenix provides modernization solutions to companies from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing, and retail. Among its prestigious customers are: Aflac, Capita Group, CareFirst, Citigroup, Danish Commerce and Companies Agency, Desjardins, Los Angeles County Employees Retirement Association, Rabobank, Rural Servicios Informaticos, SDC Udvikling, TEMENOS, Toyota, and Volvofinans. BluePhoenix has 9 offices in the USA, UK, Italy, Romania, Russia, Cyprus, and Israel.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained in this release may be deemed forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. You can identify these and other forward-looking statements by the use of words such as “may,” “will,” “plans,” “believes,” “estimates,” “expects’, “predicts”, “intends,”  the negative of such terms, or other comparable terminology. Because such statements deal with future events, plans, projections, or future performance of the Company, they are subject to various risks and uncertainties that could cause actual results to differ materially from the Company’s current expectations. These risks and uncertainties include but are not limited to: the failure to successfully defend claims brought against the Company; the effects of the global economic and financial crisis; market demand for the Company’s products; successful implementation of the Company’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; the failure of the Company to successfully integrate acquired assets or entities under M&A transactions pursued by the Company into the Company’s business as anticipated; the failure to achieve the anticipated synergies from such acquisitions; the incurrence of unexpected liabilities relating to the mergers and acquisitions pursued by the Company from time to time; the ability to manage the Company’s growth; the ability to recruit and retain additional software personnel; the ability to develop new business lines; and such other risks and uncertainties as identified in BluePhoenix’s most recent Annual Report on Form 20-F and other reports filed by it with the SEC. Except as otherwise required by law, BluePhoenix undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact:

Nir Peles, CFO
BluePhoenix Solutions
+972-9-9526110
NPeles@bphx.com